                                                                   Exhibit 99.17

DUTY FREE INTERNATIONAL, INC.
63 Copps Hill Road
Ridgefield, Connecticut 06877

    July 9, 1997

    Dear Stockholder:

    I am pleased to report that on July 3, 1997, Duty Free International, Inc. entered into a merger agreement with BAA plc and one of its subsidiaries that provides for the acquisition of Duty Free by BAA at a price of $24.00 per share. Under the terms of the proposed transaction, the BAA subsidiary is today commencing a tender offer for all outstanding shares of Duty Free's common stock at $24.00 per share.

    Following the successful completion of the tender offer, upon receipt of any required stockholder approval, the BAA subsidiary will be merged with Duty Free and all shares not purchased in the tender offer will be converted into the right to receive $24.00 per share in cash in the merger.

    Your Board of Directors has unanimously approved the BAA offer and determined that the terms of the offer and the merger are advisable and fair to and in the best interest of Duty Free and its stockholders. Accordingly, the Board of Directors unanimously recommends that all Duty Free stockholders accept the BAA offer, tender their shares of common stock and approve the merger.

    In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. Among these was the written opinion dated July 2, 1997 of Compass Partners International L.L.C., financial advisor to Duty Free, that, as of such date and on the basis of and subject to the matters set forth therein, the cash consideration to be received by the holders of Duty Free Common Stock in the BAA offer and the merger was fair, from a financial point of view, to such holders.

    Accompanying this letter is a copy of Duty Free's Solicitation Recommendation Statement on Schedule 14D-9. Also enclosed is BAA's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully. The management and directors of Duty Free thank you for the support you have given the Company.

ON BEHALF OF THE BOARD OF DIRECTORS,

    SINCERELY,

    Alfred Carfora, President and Chief Executive Officer